FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

First quarter 2010 – Same-store gross sales increase by 15.0%

São Paulo, Brazil, April 12, 2010. Grupo Pão de Açúcar [NYSE: CBD; BOVESPA: PCAR5 (PNA)] announces its sales performance for the first quarter of 2010 (unaudited preliminary results). The information presented herein was calculated based on consolidated figures and in Reais, in accordance with Brazilian Corporate Law.

In the first quarter of 2010, Grupo Pão de Açúcar’s gross sales increased by 47.1% over the same period last year to R$7,785.4 million, while net sales increased by 50.2% to R$6,973.5 million. Excluding Ponto Frio’s operations, gross and net sales moved up by 19.9% and 23.2%, respectively.

In same-store terms (i.e. stores that have been operational for at least 12 months, therefore excluding Ponto Frio stores), gross sales grew by 15.0% – giving real growth of 9.6% when deflated by the General IPCA consumer price index(1), positively impacted by 180 bps due to the seasonal effect of Easter, which fell in the second week in April in 2009, versus the first week this year. As a result, customers began their Easter purchases at the end of March. Net sales recorded nominal growth of 18.1%.

Also on a same-store sales, gross food sales grew by 13.5%, with beverages and groceries doing particularly well. Non-food sales grew by 19.5%, led by the general merchandise, drugstore and electronics/household appliance categories, which posted higher increases than the non-food average.

The Group’s best-performing formats were Extra Hipermercados, Extra Supermercados, Extra Eletro and Assaí, whose sales growth was higher than the Company average. It is worth mentioning that gross e-commerce sales (comprising Extra.com.br, Pão de Açúcar Delivery, Pontofrio.com.br and wholesale) increased by 65.3% in the period. The average ticket also moved up, as did customer traffic in all Group stores.

Globex’s gross sales, including e-commerce operations, climbed by 49.6% over 1Q09 to R$1,442.5 million, while net sales came to R$1,257.5 million, up by 53.5% on 1Q09. In same-store terms(2), sales moved up by 47.9% year-on-year. The Company’s improved performance in comparison to 3Q09 and 4Q09 (+6.8% and +23.0%, respectively) indicated a positive trend and was better than the Company expected. It is worth remembering that 1Q09 was the period in which the economic downturn most affected durable goods sales. As in the previous quarters, the main sales drivers were: (i) a focus on the stores, with differentiated service and the greater availability of products and credit, and (ii) an increased media presence.

(1)	Like ABRAS (the Brazilian Supermarket Association), the Company has adopted the IPCA – General Consumer Price Index as its inflation indicator, since it gives a more accurate reflection of the Company’s product and brand mix.
(2)	Ponto Frio's same-store sales include bricks-and-mortar stores, wholesale outlets and e-commerce

First quarter 2010 – Same-store gross sales increase by 15.0%

Opening of stores in the first quarter

The Company opened 11 new stores in 1Q10: 1 Extra Hipermercado and 1 Assaí power center (side-by-side retail and wholesale stores) in Palmas (Tocantins); and nine Extra Fácil stores in São Paulo.

In addition, one CompreBem outlet was converted into an Assaí store in Pernambuco.

Stores per Format

	Pão de	Extra	Extra-			Extra	Extra		Ponto	Grupo Pão
	Açúcar	Hiper	Eletro	CompreBem	Sendas	Super	Fácil	Assai	Frio	de Açúcar

12/31/2009	145	103	47	157	68	13	52	40	455	1,080

Opened		1					9	1		11
Closed				(1)	(1)					(2)
Converted				(1)				1		-
03/31/2010	145	104	47	155	67	13	61	42	455	1,089

Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. These projections are highly dependent on market changes and the performance of Brazil’s economy, the industry and the international markets and are, therefore, subject to change.

Daniela Sabbag	Adriana Tye Kasaishi Yoshikawa	Relações com Investidores
daniela.sabbag@grupopaodeacucar.com.br	adrianak@grupopaodeacucar.com.br	Fone: +55 (11) 3886-0421
Fax: .55 (11) 3884-2677

Marcel Rodrigues da Silva	Juliana Palhares Mendes	E-mail: gpa.ri@grupopaodeacucar.com.br
marcel.rodrigues@grupopaodeacucar.com.br	juliana.mendes@grupopaodeacucar.com.br	Website: www.gpari.com.br

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 12, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.